March 12, 2009

Mail Stop 4561

Mr. Robert H. King
President and Chief Executive Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, New Jersey 08054

Re: Sterling Banks, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2008,
June 30, 2008, and September 30, 2008
File Number: 333-133649

Dear Mr. King:

    We have completed our reviews of your Form 10-KSB and related filings and have no further comments at this time.

                                    Sincerely,

                                    Amit Pande
                                    Assistant Chief Accountant